Citigroup Inc.	December 1, 2021 Medium-Term Senior Notes, Series G Pricing Supplement No. 2021-CMTNG1239 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-255302

Callable Fixed Rate Notes Due December 6, 2028

•	The notes mature on the maturity date specified below. We have the right to call the notes for mandatory redemption prior to maturity on a periodic basis on the redemption dates specified below. Unless previously redeemed, the notes pay interest periodically at the fixed per annum rate indicated below.

•	The notes are unsecured senior debt obligations of Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Inc.

•	It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

KEY TERMS
Issuer:	Citigroup Inc. Upon at least 15 business days’ notice, any wholly owned subsidiary of Citigroup Inc. may, without the consent of any holder of the notes, assume Citigroup Inc.’s obligations under the notes, and in such event Citigroup Inc. shall be released from its obligations under the notes, subject to certain conditions, including the condition that Citigroup Inc. fully and unconditionally guarantee all payments under the notes. See “Additional Terms of the Notes” in this pricing supplement.
Stated principal amount:	$1,000 per note
Pricing date:	December 1, 2021
Original issue date:	December 6, 2021
Maturity date:	December 6, 2028. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:	From and including the original issue date to but excluding the maturity date, unless previously redeemed by us: 2.35%
Interest period:	The period from and including the original issue date to but excluding the immediately following interest payment date, and each successive period from and including an interest payment date to but excluding the next interest payment date
Interest payment dates:	Semi-annually on the 6th day of each June and December of each year, commencing June 6, 2022, provided that if any such day is not a business day, the applicable interest payment will be made on the next succeeding business day. No additional interest will accrue on that succeeding business day. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, which we refer to as a regular record date, except that the interest payment due at maturity or upon earlier redemption will be paid to the persons who hold the notes on the maturity date or earlier date of redemption, as applicable.
Day count convention:	30/360 Unadjusted. See “Determination of Interest Payments” in this pricing supplement.
Redemption:

Beginning on December 6, 2022, we have the right to call the notes for mandatory redemption, in whole and not in part, on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in New York City, which is expected to be The Wall Street Journal.

Redemption dates:	The 6th day of each March, June, September and December beginning in December 2022, provided that if any such day is not a business day, the applicable redemption date will be the next succeeding business day. No additional interest will accrue as a result of such delay in payment.
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
Business day convention:	Following
CUSIP / ISIN:	17290A6P0 / US17290A6P04
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price(1)	Underwriting fee	Proceeds to issuer
Per note:	$1,000.00	-	$1,000.00
Total:	$25,000,000.00	-	$25,000,000.00

(1) You should refer to “Risk Factors” and “General Information—Use of proceeds and hedging” in this pricing supplement for more information.

Investing in the notes involves risks. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, each of which can be accessed via the following hyperlink:

Prospectus Supplement dated May 11, 2021 and Prospectus dated May 11, 2021

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally. We also urge you to consult your investment, legal, tax, accounting and other advisors in connection with your investment in the notes.

▪	The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem the notes, in whole but not in part, on any redemption date, upon not less than five business days’ notice. In the event that we redeem the notes, you will receive the principal amount of the notes and any accrued and unpaid interest to but excluding the applicable redemption date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the maturity date of the notes.

▪	Market interest rates at a particular time will affect our decision to redeem the notes. It is more likely that we will call the notes for redemption prior to their maturity date at a time when the interest rate on the notes is greater than that which we would pay on a comparable debt security of Citigroup Inc. with a maturity comparable to the remaining term of the notes. Consequently, if we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

▪	An investment in the notes may be more risky than an investment in notes with a shorter term. By purchasing notes with a relatively long term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the likelihood that we will redeem your notes will decrease and the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

▪	The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or any increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “General Information—Temporary adjustment period” in this pricing supplement.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or redemption. If you are able to sell your notes in the secondary market prior to maturity or redemption, you are likely to receive less than the stated principal amount of the notes.

▪	The projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes includes, and secondary market prices are likely to exclude, the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

▪	The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary market, including: interest rates in the market and the volatility of such rates, the time remaining to maturity of the notes, hedging

Citigroup Inc.

activities by our affiliates, any fees and projected hedging fees and profits, expectations about whether we are likely to redeem the notes and any actual or anticipated changes in the credit ratings, financial condition and results of Citigroup Inc. The value of the notes will vary and is likely to be less than the issue price at any time prior to maturity or redemption, and sale of the notes prior to maturity or redemption may result in a loss.

▪	The U.S. federal tax consequences of an assumption of the notes are unclear. The notes may be assumed by a successor issuer, as discussed in “Additional Terms of the Notes.” The law regarding whether or not such an assumption would be considered a taxable modification of the notes is not entirely clear and, if the Internal Revenue Service (the “IRS”) were to treat the assumption as a taxable modification, a U.S. Holder would generally be required to recognize gain (if any) on the notes and the timing and character of income recognized with respect to the notes after the assumption could be affected significantly. You should read carefully the discussion under “United States Federal Income Tax Considerations” in this pricing supplement. You should also consult your tax adviser regarding the U.S. federal tax consequences of an assumption of the notes.

Additional Terms of the Notes

The notes are intended to qualify as eligible debt securities for purposes of the Federal Reserve's total loss-absorbing capacity (“TLAC”) rule. As a result, in the event of a Citigroup Inc. bankruptcy, Citigroup Inc.'s losses and any losses incurred by its subsidiaries would be imposed first on Citigroup Inc.’s shareholders and then on its unsecured creditors, including the holders of the notes. Further, in a bankruptcy proceeding of Citigroup Inc. any value realized by holders of the notes may not be sufficient to repay the amounts owed on the notes. For more information about the consequences of “TLAC” on the notes, you should refer to the “Citigroup Inc.” section beginning on page 8 of the accompanying prospectus.

Upon at least 15 business days’ notice, any wholly owned subsidiary (the “successor issuer”) of Citigroup Inc. may, without the consent of any holder of the notes, assume all of Citigroup Inc.’s obligations under the notes, and in such event Citigroup Inc. shall be released from its obligations under the notes (in each case, except as described below), subject to the following conditions:

(a)	Citigroup Inc. shall enter into a supplemental indenture under which Citigroup Inc. fully and unconditionally guarantees all payments on the notes when due, agrees to comply with the covenants described in the section “Description of Debt Securities—Covenants—Limitations on Liens” and “—Limitations on Mergers and Sales of Assets” in the accompanying prospectus as applied to itself and retains certain reporting obligations under the indenture;

(b)	the successor issuer shall be organized under the laws of the United States of America, any State thereof or the District of Columbia; and

(c)	immediately after giving effect to such assumption of obligations, no default or event of default shall have occurred and be continuing.

Upon any such assumption, the successor issuer shall succeed to and be substituted for, and may exercise every right and power of, Citigroup Inc. under the notes with the same effect as if such successor issuer had been named as the original issuer of the notes, and Citigroup Inc. shall be relieved from all obligations and covenants under the notes, except that Citigroup Inc. shall have the obligations described in clause (a) above.  For the avoidance of doubt, the successor issuer shall not be responsible for Citigroup Inc.’s compliance with the covenants described in clause (a) above.

If a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. will not constitute an event of default with respect to the notes, nor will any breach of a covenant by Citigroup Inc. (other than payment default).  Therefore, if a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. (in the absence of any such event occurring with respect to the successor issuer) will not give holders the right to declare the notes to be due and payable, and a breach of a covenant by Citigroup Inc. (including the covenants described in the section “Description of Debt Securities—Covenants—Limitations on Liens” and “—Limitations on Mergers and Sales of Assets” in the accompanying prospectus), other than payment default, will not give holders the right to declare the notes to be due and payable.  Furthermore, if a successor issuer assumes the obligations of Citigroup Inc. under the notes as described above, it will not be an event of default under the notes if the guarantee of the notes by Citigroup Inc. ceases to be in full force and effect or if Citigroup Inc. repudiates the guarantee.

There are no restrictions on which subsidiary of Citigroup Inc. may be a successor issuer other than as specifically set forth above.  The successor issuer may be less creditworthy than Citigroup Inc. and/or may have no or nominal assets.  If Citigroup Inc. is resolved in bankruptcy, insolvency or other resolution proceedings and the notes are not contemporaneously declared due and payable, and if the successor issuer is subsequently resolved in later bankruptcy, insolvency or other resolution proceedings, the value you receive on the notes may be significantly less than what you would have received had the notes been declared due and payable immediately upon certain events of bankruptcy or insolvency or resolution proceedings relating to Citigroup Inc. or the breach of a covenant by Citigroup Inc.

The notes are “specified securities” for purposes of the indenture.  The terms set forth above do not apply to all securities issued under the indenture, but only to the notes offered by this pricing supplement (and similar terms may apply to other securities issued by Citigroup Inc. that are identified as “specified securities” in the applicable pricing supplement).

Citigroup Inc.

You should read carefully the discussion of U.S. federal tax consequences of any such assumption under “United States Federal Tax Considerations” in this pricing supplement.

General Information
Temporary adjustment period:	For a period of approximately four months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”
U.S. federal income tax considerations:

The notes will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

Under their terms, the notes may be assumed by a successor issuer, in which case we will guarantee the successor issuer’s payment obligations under the notes.  See “Additional Terms of the Notes.” We intend to treat such an assumption as not giving rise to a taxable modification of the notes.  While our counsel, Davis Polk & Wardwell LLP, believes this treatment of such an assumption is reasonable under current law and based on the expected circumstances of the assumption, it has not rendered an opinion regarding such treatment in light of the lack of clear authority addressing the consequences of such an assumption.  Provided that an assumption of the notes is not a taxable modification, the U.S. federal income tax treatment of the notes would not be affected by the assumption.  However, if the IRS were to treat an assumption of the notes as a taxable modification, the timing and character of income recognized with respect to the notes after the assumption could be affected significantly, depending on circumstances at the time of the assumption.  Moreover, a U.S. Holder (as defined in the accompanying prospectus supplement) would generally be required to recognize gain (if any) with respect to the notes at the time of the assumption in the same manner as described in the accompanying prospectus supplement in respect of a sale or other taxable disposition of the notes.  You should consult your tax adviser regarding the consequences of an assumption of the notes.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations,” and in particular the sections entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders,” “—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement for more information regarding the U.S. federal income tax consequences of an investment in the notes.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated November 13, 2013) will serve as trustee for the notes.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates involved trading in one or more instruments, such as options, swaps and/or futures, and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging and may include adjustments to such positions during the term of the notes. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:	Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.

Citigroup Inc.

Fees and selling concessions:	CGMI, an affiliate of Citigroup Inc., is the underwriter of the sale of the notes and is acting as principal. CGMI may resell the notes to other securities dealers at the issue price of $1,000 per note.
Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Paying agent:	Citibank, N.A. will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:	Clients may contact their local brokerage representative.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the cover page of this pricing supplement.

Determination of Interest Payments

On each interest payment date, the amount of each interest payment will equal (i) the stated principal amount of the notes multiplied by the interest rate, multiplied by (ii) (180/360). If we call the notes for mandatory redemption on a redemption date that is not also an interest payment date, the amount of interest included in the payment you receive upon redemption will equal (i) the stated principal amount of the notes multiplied by the interest rate, multiplied by (ii) (90/360).

Hypothetical Examples

The following examples illustrate how the payments on the notes will be calculated with respect to various hypothetical interest payment dates and redemption dates, depending on whether we exercise our right in our sole discretion to redeem the notes on a redemption date or, if we do not redeem the notes prior to the maturity date, whether the interest payment date is the maturity date. The hypothetical payments in the following examples are for illustrative purposes only, do not illustrate all possible payments on the notes and may not correspond to the actual payment for any interest payment date applicable to a holder of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The interest payment date is not a redemption date, or it is a redemption date but we choose not to exercise our right to redeem the notes on that date.

In this example, we would pay you an interest payment on the interest payment date per note calculated as follows:

($1,000 × 2.35%) × (180/360) = $11.75

Because the notes are not redeemed on the interest payment date, the notes would remain outstanding and would continue to accrue interest.

Example 2: We elect to exercise our right to redeem the notes on the second redemption date, which is not an interest payment date.

In this example, we would pay you on the second redemption date the stated principal amount of the notes plus an interest payment per note calculated as follows:

($1,000 × 2.35%) × (90/360) = $5.875

Citigroup Inc.

Therefore, you would receive a total of $1,005.875 per note (the stated principal amount plus $5.875 of interest) on the second redemption date.  Because the notes are redeemed on the second redemption date, you would not receive any further payments from us.

Example 3: The notes are not redeemed prior to the maturity date and the interest payment date is the maturity date.

In this example, we would pay you on the maturity date, the stated principal amount of the notes plus an interest payment per note calculated as follows:

($1,000 × 2.35%) × (180/360) = $11.75

Therefore, you would receive a total of $1,011.75 per note (the stated principal amount plus $11.75 of interest) on the maturity date, and you will not receive any further payments from us.

Because we have the right to redeem the notes prior to the maturity date, there is no assurance that the notes will remain outstanding until the maturity date.  You should expect the notes to remain outstanding after the first redemption date only if the interest rate payable on the notes is unfavorable to you as compared to other market rates on comparable investments at that time.

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes will be valid and binding obligations of Citigroup Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinion set forth below of Barbara Politi, Associate General Counsel–Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated May 11, 2021, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on May 11, 2021, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of the trustee and that none of the terms of the notes nor the issuance and delivery of the notes, nor the compliance by Citigroup Inc. with the terms of the notes, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Inc. or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Inc.

In the opinion of Barbara Politi, Associate General Counsel–Capital Markets of Citigroup Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Inc., and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents.  This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Citigroup Inc.

Barbara Politi, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

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